Exhibit 99.2

EXECUTION VERSION

STOCKHOLDERS’ AGREEMENT

BY AND AMONG

KOCH ICON INVESTMENTS, LLC,

GRIFFEY INVESTORS, L.P.,

THE OTHER HOLDERS PARTY HERETO,

AND

GRIFFEY GLOBAL HOLDINGS, INC.,

Dated as of February 19, 2019

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LIST OF EXHIBITS

EXHIBIT A	Preferred Holder Joinder

EXHIBIT B	Common Stockholder Joinder

EXHIBIT C	Rescue Financing Charter

LIST OF ANNEXES

ANNEX I	Restrictive Legend to the Preferred Stock Certificates

ANNEX II	Competitors of the Company

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STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of February 19, 2019, is made by and among Koch Icon Investments, LLC, a Delaware limited liability company (the “Purchaser”), Griffey Investors, L.P., a Delaware limited partnership (“Parent”), Griffey Global Holdings, Inc., a Delaware corporation (the “Company”), each other Holder who becomes a party hereto by the execution of a joinder agreement substantially in the form attached hereto as Exhibit A (a “Preferred Holder Joinder”), and each other Person who becomes a party hereto by execution of a joinder agreement substantially in the form attached hereto as Exhibit B (a “Common Stockholder Joinder”) (each such Person who executes a Common Stockholder Joinder, together with the Purchaser, other Holders who execute a Preferred Holder Joinder, Parent and the Company, a “Party” and collectively, the “Parties”). Capitalized terms used in this Agreement shall have the meanings given to them in Section 3.1 hereof.

PRELIMINARY STATEMENTS

A. Concurrently with the execution and delivery hereof, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, an aggregate of 500,000 Series A Preferred Shares on the terms and subject to the conditions set forth in the Purchase Agreement.

B. The Company has filed with the Secretary of State of the State of Delaware the Amended and Restated Certificate of Incorporation, which sets forth certain designations, rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock.

C. The Parties each desire to enter into this Agreement to establish certain additional rights, preferences, powers, qualifications, restrictions and limitations of the Preferred Stock.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

ADDITIONAL DESIGNATIONS, RIGHTS, PREFERENCES, POWERS, RESTRICTIONS AND LIMITATIONS OF THE PREFERRED STOCK

SECTION 1.1 Exit Rights.

(a) Commencing upon the earlier of (i) February 19, 2027, (ii) a Material Event of Default, taking into account the date of the expiration of the applicable cure period, (iii) the twelve (12) month anniversary of the consummation of a Rescue Financing pursuant to Section 1.4 of this Agreement if any shares of such Rescue Financing Preferred Stock then remain outstanding and (iv) the date of the consummation of the third Rescue Financing, the Majority Holders shall have the right, by written notice (a “Sale Demand”) to the Company, to require Parent and/or the Company to commence and to engage in a process (the “Sale Process”) to consummate a transaction (the form of which would be determined by the Board of Directors of Parent or the Company, as applicable, in good faith) in which the Net Proceeds resulting therefrom would be used to redeem the Rescue Financing Preferred Stock and the Series A Preferred Stock, as applicable, at the then applicable Rescue Financing Redemption Price and Redemption Price in accordance with this Agreement and the A&R Charter or the Rescue Financing Charter, as applicable, which transaction may include:

(A) a refinancing of the Preferred Stock (a “Forced Refinancing”);

(B) a sale of the Company and its Subsidiaries, including a sale of all or substantially all of the assets, or a sale of certain assets, lines of business or divisions, in each case, of the Company and its Subsidiaries (a “Forced Sale”);

(C) a public offering with respect to the Common Stock or common equity of the Subsidiaries of the Company (a “Forced Public Offering”); or

(D) a transaction other than a Forced Sale or Forced Public Offering or any combination of the transactions described in the foregoing clauses (A) through (C) (together with a Forced Refinancing, a Forced Sale and a Forced Public Offering, each a “Forced Transaction”).

Notwithstanding anything to the contrary set forth herein, (1) at any time prior to the consummation of a Forced Transaction, the Majority Holders may withdraw such Sale Demand, in their sole discretion, through any written action by the Majority Holders and (2) if, within thirty (30) days following the delivery of a Sale Demand, the Company (or its applicable Subsidiary) cures the Material Event of Default giving rise to such Sale Demand (each of the events set forth in clauses (1) and (2), a “Withdrawal Event”), Parent and/or the Company, as applicable, shall not be required to commence (or if already commenced shall be entitled to abandon) the Sale Process to be initiated (or otherwise initiated); provided, that no more than two (2) Withdrawal Events related to a cured Material Event of Default shall be permitted to otherwise stop a Sale Process pursuant to this Section 1.1(a).

(b) Upon completion of the Sale Process, the Board of Directors of Parent or the Company, as applicable, shall discuss with the Majority Holders any bids received and any other Forced Transaction considered by the Board of Directors of Parent or the Company, as applicable, and after considering in good faith the advice, comments and recommendations of the Majority Holders, select, as determined in the sole discretion of the Board of Directors of Parent or the Company, as applicable, for recommendation to, and approval by, the Board of Directors of Parent or the Company, as applicable, a Forced Transaction that would accomplish the objective of effecting a redemption of (i) first, if any shares of Series A Preferred Stock are outstanding, the shares of Series A Preferred Stock in full at the then applicable Redemption Price in accordance with the A&R Charter or the Rescue Financing Charter, as applicable and (ii) second, if the shares of Series A Preferred Stock have been redeemed in full and any shares of Rescue Financing Preferred Stock are outstanding, the shares of Rescue Financing Preferred Stock in full at the then applicable Rescue Financing Redemption Price in accordance with the Rescue Financing Charter (the “Selected Forced Transaction”).

(c) The Board of Directors of Parent or the Company, as applicable, each Common Stockholder and the Company shall, and shall cause the Company’s Subsidiaries to, take all actions reasonably necessary to investigate, negotiate, approve and effect the Selected Forced Transaction (or any other Forced Transaction effected in lieu thereof in accordance with this Agreement and the A&R Charter or the Rescue Financing Charter, as applicable (an “Other Forced Transaction”)), including (i) preparing and executing such documents as may be required to effect such Forced Transaction, at the price and on the terms and conditions as determined by the Board of Directors of Parent or the Company, as applicable, in its sole discretion after considering in good faith the advice, comments and recommendations of the Majority Holders, (ii) voting for, consenting to, cooperating with and not objecting to consummation of such Forced Transaction, including by permitting diligence investigations by prospective bidders (including, providing reasonable access during normal business hours and under reasonable circumstances, to management, agreements, and other information requested by bidders and conducting management presentations); provided, that cooperation under this Section 1.1(c) shall be subject to: (A) the prospective purchasers having entered into a customary confidentiality agreement reasonably acceptable to the Company; (B) ensuring that such cooperation shall not materially interfere with the normal business operations of Parent, the Company or its Subsidiaries; and (C) such cooperation shall not be required to the extent (but then only to such extent) it results in the loss of attorney-client privilege or trade secret protection held by Parent, the Company or its Subsidiaries or the violation of any confidentiality obligation owing to third parties, and (iii) making such other filings, seeking such other consents or approvals and taking all such other actions as may be required to, among other things, obtain regulatory approval of such Forced Transaction.

(d) Each of the Holders shall take all actions reasonably requested by the Board of Directors of Parent or the Company, as applicable, to approve and effect the Selected Forced Transaction (or an Other Forced Transaction), including (i) executing a customary voting agreement to vote in favor of, support and not object to, such Forced Transaction, (ii) attending meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings, (iii) executing in connection with such Forced Transaction any stock purchase agreement or similar agreement to be executed by all Common Stockholders for the sale of all of the Common Stock or other Equity Interests of the Company held by such Persons, including a waiver of any dissenters’ or appraisal rights, (iv) exercising any drag along rights, proxies or rights to compel votes in any stockholders or similar agreement with other Common Stockholders, and (v) making such other filings, seeking such other consents or approvals and taking all such other actions as may be required to, among other things, obtain regulatory approval of such Forced Transaction.

(e) Upon consummation of the Selected Forced Transaction (or an Other Forced Transaction), the Net Proceeds resulting therefrom shall be used to redeem (i) first, if any shares of Series A Preferred Stock are outstanding, the shares of Series A Preferred Stock in full at the then applicable Redemption Price in accordance with the A&R Charter or the Rescue Financing Charter, as applicable and (ii) second, if the shares of Series A Preferred Stock have been redeemed in full and any shares of Rescue Financing Preferred Stock are outstanding, the shares of Rescue Financing Preferred Stock in full at the then applicable Rescue Financing Redemption Price in accordance with the Rescue Financing Charter, in each case, before any amounts are paid or distributed to the holders of any other Equity Interests of Parent, the Company or any of their respective Subsidiaries.

(f) Notwithstanding anything to the contrary in this Section 1.1(f), unless the Majority Holders otherwise provide their prior written consent, none of the Board of Directors of Parent or the Company, as applicable, or Parent or the Company, as applicable, shall, after receipt of a Sale Demand, consummate the Selected Forced Transaction (or an Other Forced Transaction) unless the Net Proceeds to be received in such Forced Transaction are sufficient to permit the Company to pay, and is used to pay in full, (i) first, if any shares of Series A Preferred Stock are outstanding, the shares of Series A Preferred Stock in full at the then applicable Redemption Price in accordance with the A&R Charter or the Rescue Financing Charter, as applicable and (ii) second, if the shares of Series A Preferred Stock have been redeemed in full, and if any shares of Rescue Financing Preferred Stock are outstanding, the shares of Rescue Financing Preferred Stock in full at the then applicable Rescue Financing Redemption Price in accordance with the Rescue Financing Charter.

(g) By entering into this Agreement, each Holder irrevocably, unconditionally and automatically, without further action of any Party, grants authority to, and appoints, the Purchaser, or such other Person substituted therefor by written consent of the Majority Holders, and any designee thereof as its proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of such Holder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Preferred Stock in connection with any consents or approvals necessary to consummate the Selected Forced Transaction (or an Other Forced Transaction). Each such Holder acknowledges and agrees that the irrevocable proxy set forth in this Section 1.1(g) is coupled with an interest and is intended to be irrevocable and will extend to such Holder’s successors and assigns. For the avoidance of doubt, this Section 1.1(g) and the proxy granted hereunder, shall only apply in connection with (and then only to the extent necessary to consummate) a Selected Forced Transaction (or an Other Forced Transaction).

(h) Notwithstanding anything to the contrary in this Section 1.1(h), if a Forced Transaction is not consummated within twelve (12) months of the receipt by the Company of any Sale Demand and a Withdrawal Event has not occurred (a “Failure Event”), then the Majority Holders shall have the right, by written notice to the Company, to direct, control, implement and consummate any Forced Transaction, including through (i) the right to immediately appoint a number of members of the Company’s Board of Directors equal to a majority of such Board of Directors, (ii) the Holders and each Common Stockholder agreeing and being obligated to vote, or to grant proxies relating to such securities to vote, all of the securities of the Company held by such holder (and any other securities of the Company over which such holder exercises voting control) in favor of, to consent to, to raise no objections to and to waive any dissenters’ or appraisal rights in respect of such Forced Transaction approved by the Board of Directors, (iii) engaging on behalf of Parent or the Company, as applicable, any investment bank, legal, financial or other advisors in connection with such Sale Process and interfacing with such advisors in connection with such Sale Process, (iv) negotiating with potential buyers, potential underwriters or other potential counterparties and Forced Transaction participants, (v) approving (and selecting and recommending to the Board of Directors for approval) the Selected Forced Transaction (or an Other Forced Transaction) and (vi) in the case of a Forced Public Offering, determining the number of primary shares to be issued by the Company or the applicable Subsidiary of the Company and the timing of any such issuances in connection with such Forced Public Offering. Parent and the Company shall cause their Representatives, and the Representatives of their respective Subsidiaries, to cooperate with any Sale Process provided for pursuant to the foregoing. Notwithstanding anything herein to the contrary, in the event that the Majority Holders exercise their right to appoint a number of members of the Company’s Board of Directors equal to a majority of such Board of Directors, in connection with such appointment the Company’s Board of Directors shall (A) create an Executive Committee of the Board of Directors, the majority of which shall consist of Parent Directors and (B) delegate any and all authority and decision making ability to such Executive Committee of the Board of Directors to the fullest extent permitted by law, other than with respect matters related to or arising from the Sale Process or the Forced Transaction.

(i) (i) Upon the occurrence of a Failure Event and at any time thereafter (unless a Withdrawal Event has occurred), at the option of the Majority Holders, each of the other holders of Equity Interests of the Company (the “Dragged Holders”) shall be required, subject to receipt of a Drag Notice, to sell to the applicable purchaser in such Forced Transaction up to one-hundred percent (100%) of the Equity Interests of the Company held by such Dragged Holder, on a pro rata basis (the “Drag Transfer Percentage”). Prior to consummating any such Forced Transaction (the “Drag Transaction”), the Majority Holders shall provide the Company and each Dragged Holder with written notice not less than twenty (20) days prior to the proposed closing date therefor identifying such purchaser and the material terms of the Drag Transaction (a “Drag Notice”).

(ii) The consideration to be received by each Dragged Holder in the Drag Transaction shall be in the same form as, and the terms and conditions of such sale shall be the same as, those offered to the holders of the Preferred Stock, subject to the limitations set forth in Section 1.1(i)(iii), Section 1.1(i)(iv) and Section 1.1(i)(v); provided, however, that the consideration payable to the holders of the Preferred Stock and the Dragged Holders in connection with the Drag Transaction shall be allocated as described in Section 1.1(i)(iv). Subject to Section 1.1(i)(iii), each Dragged Holder, upon receipt of the Drag Notice, shall be obligated (A) to participate in the Drag Transaction and sell to the purchaser in such Forced Transaction the number of Equity Interests equal to such Dragged Holder’s Drag Transfer Percentage of its Equity Interests of the Company and (B) otherwise to take all actions required to consummate such Drag Transaction, including to the extent applicable, entering into agreements reflecting the terms of the Drag Transaction (including participating in any escrow arrangements used to satisfy indemnification or other obligations), surrendering certificates (if applicable) and/or instruments of transfer, seeking consents or other approvals.

(iii) In connection with the Drag Transaction, each Dragged Holder will agree to make or agree to the same customary representations, covenants, indemnities and agreements as the Majority Holders; provided, however, that no Dragged Holder shall be required to agree to any new non- competition or non-solicitation obligations and any non-competition or non-solicitation obligations between such Dragged Holder, on the one hand, and the Company or any of its Subsidiaries, on the other hand, existing prior to date of such Drag Transaction shall continue in accordance with their terms, without extension. On the closing date of the Drag Transaction, each Dragged Holder shall deliver a certificate or certificates (to the extent certificated) for all of such Dragged Holder’s Equity Interests of the Company to be transferred in the Drag Transaction, duly endorsed for transfer with signatures guaranteed or instruments of transfer to transfer all of such Dragged Holder’s Equity Interests of the Company (to the extent uncertificated), in each case, to the purchaser in the Drag Transaction in the manner and at the address specified by such purchaser against delivery of the purchase price therefor and shall promptly take all actions required for the consummation of the Drag Transaction.

(iv) The Net Proceeds from the Drag Transaction (the “Drag Consideration”) shall be allocated among the holders of Preferred Stock and the Dragged Holders as follows: (A) first, pro rata among the holders of shares of the Series A Preferred Stock according to the number of shares of Series A Preferred Stock held by each Holder immediately prior to the Drag Transaction, until there has been distributed in respect of each share of Series A Preferred Stock an amount equal to the then- applicable aggregate Redemption Price in connection with a redemption of the shares of Series A Preferred Stock in full in accordance with the A&R Charter or Rescue Financing Charter, as applicable, (B) second, to the extent that the aggregate Drag Consideration exceeds the sum of the full Redemption Price of the shares of Series A Preferred Stock, pro rata among the holders of shares of Rescue Financing Preferred Stock according to the number of shares of Rescue Financing Preferred Stock, held by each Holder immediately prior to the Drag Transaction, until there has been distributed in respect of each share of Rescue Financing Preferred Stock an amount equal to the then-applicable aggregate Rescue Financing Redemption Price in connection with a redemption of shares of Rescue Financing Preferred Stock in full in accordance with the Rescue Financing Charter, and (C) third, to the extent that the aggregate Drag Consideration exceeds the sum of (1) the full Redemption Price of the Series A Preferred Stock, plus (2) the full Rescue Financing Redemption Price of the Rescue Financing Preferred Stock, pro rata among the Dragged Holders in accordance with the terms of the Equity Interests (excluding, for the avoidance of doubt, any Preferred Stock) of the Company held by each Dragged Holder immediately prior to the Drag Transaction. If any holders of any Capital Stock of the Company are given a choice as to the form of consideration to be received as a result of the Drag Transaction, all holders of such Capital Stock will be given the same option; provided that, if any Drag Consideration allocated to a Dragged Holder consists of securities and there is no applicable exemption from registration requirements under the Securities Act, or other applicable securities laws available with respect to such Dragged Holder’s receipt of such securities, then such Dragged Holder shall receive, in lieu of such securities, a cash amount equal to the fair market value of such securities, as determined in good faith by the Board of Directors of Parent or the Company, as applicable, whose determination shall be final and binding.

(v) Notwithstanding anything to the contrary set forth herein, a Dragged Holder will not be required to comply with this Section 1.1(i) in connection with a Drag Transaction, unless:

(A) the representations and warranties to be made by such Dragged Holder in connection with the Dragged Transactions are limited to representations and warranties related to authority, ownership and the ability to convey title to such Equity Interest (including with respect to its ability to convey title free and clear of liens, encumbrances or adverse claims);

(B) such Dragged Holder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company or its Affiliates, except that the Dragged Holder may be required to agree to terminate the investment-related documents (which, for the avoidance of doubt, shall include the Consulting Agreement and exclude the Restated Option Agreement) between or among such Dragged Holder, the Company and/or other stockholders of the Company;

(C) no Dragged Holder is liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Drag Transaction, other than the Parent, the Company or any of its Subsidiaries; and

(D) liability for any breach of any representation, warranty or covenant made by the Parent, the Company or any of its Subsidiaries shall be limited to such Dragged Holder’s applicable share (determined based on the respective proceeds paid to each Dragged Holder in connection with such Drag Transaction in accordance with the provisions of the A&R Charter or the Rescue Financing Charter, as applicable, and this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Dragged Holders but that in no event exceeds the amount of consideration otherwise paid to such Dragged Holder in connection with such Drag Transaction, except with respect to claims related to fraud by such Dragged Holder, the liability for which need not be limited as to such Dragged Holder.

(j) In connection with any Forced Transaction following a Failure Event (unless a Withdrawal Event has occurred), the Company and each Common Stockholders shall take (in its or their respective capacities as holder(s) of the Common Stock or other Equity Interests of the Company, including by attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) all actions reasonably requested by, and reasonably cooperate with, the Majority Holders and the other Holders in connection with, the approval and consummation of such Forced Transaction (or an Other Forced Transaction), including by (i) executing a customary voting agreement to vote in favor of, support and not object to such Forced Transaction, (ii) attending meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings, (iii) executing in connection with such Forced Transaction any stock purchase, merger, similar agreement to be executed by all other holders of the Common Stock for the sale of all of the Common Stock or other Equity Interests of the Company held by such Persons, including a waiver of any dissenters’ or appraisal rights, (iv) exercising any drag along rights, proxies or rights to compel votes in any stockholders or similar agreement with other holders of the Common Stock or other voting Equity Interests, and (v) making such other filings, seeking such other consents or approvals and taking all such other actions as may be required to, among other things, obtain regulatory approval of such Forced Transaction. Following a Failure Event, the Company and each Common Stockholder hereby agrees that any proxies or powers of attorney to vote or dispose of shares of the Common Stock granted prior to such time by any such Person with respect to the shares of the Common Stock beneficially owned or owned of record thereby shall be automatically (and shall be deemed to be) revoked by such Person at such time, to the extent revocable, and, upon the request of the Majority Holders, each such Person shall, and shall cause each of its Subsidiaries and Affiliates to, execute any additional documentation as may be required to effect such revocation, to such extent. Neither of the Company nor any Common Stockholder has granted prior to the date hereof, nor shall any such Person grant or be permitted to grant on or after the date hereof (except pursuant to Section 1.1(g) or this Section 1.1(j)), a proxy or power of attorney with respect to any shares of the Common Stock or other voting Equity

Interests of the Company that is not revocable or does not automatically terminate upon approval by the Board of Directors). For the avoidance of doubt, in connection with the foregoing, neither the Company nor any Common Stockholder may grant a proxy that could adversely affect the effectiveness or operation of the proxy granted under, or any other proxy granted below pursuant to, this Section 1.1(j). Effective upon a Failure Event, the Company and each Common Stockholder irrevocably, unconditionally and automatically, without further action of any Party, grants to, and appoints, the Purchaser (or such other Person substituted therefor by written consent of the Majority Holders) and any designee thereof as its proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of such Person, to vote or cause to be voted (including by proxy or written consent, if applicable) its shares of the Common Stock or other voting Equity Interests of the Company in connection with any vote, consent or approval as may be required to consummate the Forced Transaction (or an Other Forced Transaction) that complies with this Section 1.1(j). The Company and each Common Stockholder acknowledges and agrees that the irrevocable proxy and power of attorney set forth in this Section 1.1(j) is coupled with an interest, intended to be irrevocable and shall remain in effect until the earlier of (A) the redemption in full of all Preferred Stock in accordance with the A&R Charter or the Rescue Financing Charter, as applicable and (B) twenty (20) years after the date on which it becomes operative. To the extent such proxy or power of attorney expires, terminates or otherwise becomes ineffective under applicable law, the Company or the applicable Common Stockholder shall execute any additional irrevocable proxy or power of attorney agreements or other documentation as may be necessary, appropriate or desirable to maintain the effectiveness of the proxy and power of attorney set forth in this Section 1.1(j).

SECTION 1.2 Board of Directors.

(a) Until the redemption of the Preferred Stock in full in accordance with the A&R Charter or the Rescue Financing Charter, as applicable, each Common Stockholder shall vote all of his, her or its Common Stock or other Equity Interests which are voting shares and any other voting securities of the Company over which such Common Stockholder has voting control and shall take all other necessary or desirable actions within his, her or its control (whether in his, her or its capacity as a stockholder, director, member of a committee of the Board of Directors or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including calling special board and stockholder meetings), so that:

(i) the authorized number of directors on the Board of Directors of the Company shall initially be comprised of no more than nine (9) persons;

(ii) the following individuals shall be elected to the Board of Directors of the Company, to serve until such time as otherwise removed in accordance with this Section 1.2: (A) seven (7) individuals designated by Parent (the “Parent Directors”) and (B) two (2) individuals designated by the Majority Holders (the “Preferred Directors”), who shall initially be Brett Watson and Michael Harris;

(iii) unless otherwise approved by the Board of Directors of the Company (including the approval of one (1) of the Preferred Directors), the composition of the board of directors of each of the Company’s Subsidiaries that is charged with the material governance authority with respect to the Company and its Subsidiaries (each, a “Sub Board”) shall be the same as that of the Board of Directors of the Company;

(iv) the Board of Directors of the Company and each Sub Board may from time to time designate one or more committees (each a “Board Committee”), each of which shall have at least three (3) members, one (1) of which shall be a Preferred Director, and each such Board Committee, to the extent provided in the enabling resolution of such Board Committee, the Company’s or Subsidiary’s organizational documents or this Agreement, shall have and may exercise all of the authority of the Board of Directors or Sub Board, as the case may be, delegated to such Board Committee through the vote, approval or consent of a majority of such members of such Board Committee;

(v) the removal from the Board of Directors of the Company, Sub Board or applicable Board Committee (with or without cause) of the then designated Parent Directors or Preferred Directors shall be at Parent’s or Majority Holders’ written request, respectively, but only upon such written request and under no other circumstances; and

(vi) in the event that any representative designated hereunder ceases to serve as a member of the Board of Directors of the Company or a Sub Board during his or her term of office, the resulting vacancy on the Board of Directors of the Company or the Sub Board shall be filled by a representative designated by: (A) in the case of any Parent Director, Parent; and (B) in the case of any Preferred Director, the Majority Holders.

(b) The Company shall not, and shall cause each of its Subsidiaries and each Sub Board not to, establish or employ any committees or subcommittees with the purpose or effect of directly or indirectly circumventing the rights of the Majority Holders in respect of any Preferred Directors established in this Section 1.2. The Company and each Common Stockholder shall, and shall cause each of the Company’s Subsidiaries and each Sub Board to, take all actions as may be required to give effect to the provisions of this Section 1.2, including using their respective reasonable best efforts to have at all times available sufficient maximum directors or other governing members of the Board of Directors of the Company to permit appointments to the Board of Directors of the Company as contemplated in this Section 1.2; and (iii) the Company shall promptly notify the Majority Holders in writing if the Company or any of its Subsidiaries transacts any material business at any board of directors other than the Board of Directors of Parent or the Company.

(c) The Company shall (i) reimburse each member of the Board of Directors of the Company, Sub Board or Board Committee for all reasonable travel and other reasonable and documented out-of-pocket expenses related to such individual’s role or the performance of his or her duties as such, (ii) as promptly as practicable, enter into customary indemnification agreements with each Preferred Director on the same or substantially similar terms as the indemnification agreements entered into between the Company and the other members of the Board of Directors of the Company, such indemnification agreements to cover all times during which a Preferred Director serves on the Board of Directors of the Company, and (iii) as soon as practicable following of this Agreement, include each Preferred Director in all directors and officers liability insurance policies and endorsements maintained for the benefit of members of the Board of Directors of the Company (and, in each case, the Company shall pay for the same).

(d) Without limitation of the foregoing, each Preferred Director shall be similarly situated to each other member of the Board of Directors of the Company, including with respect to all rights, duties, exculpation and indemnification applicable, or otherwise available, to members of the Board of Directors, whether under the applicable governing documents or law, any directors’ and officers’ liability insurance policy maintained for the benefit of members of the Board of Directors of the Company or otherwise.

SECTION 1.3 Preferred Transfers.

(a) (i) Prior to February 19, 2022, the Preferred Stock shall be transferable to any direct or indirect Subsidiary of Koch Industries, Inc. (a “Koch Holder”) (or, if the Getty Investor elects to participate in a Rescue Financing pursuant to Section 1.4(d), any controlled Affiliate of the Getty Investor) and (ii) following February 19, 2022, the Preferred Stock will be freely transferable to any Person; provided that in each case after giving effect to any transfer described in the foregoing clauses (i) and (ii), that (A) no transfers will be permitted to any Disqualified Institution and (B) such transferee shall be a “United States person” as set forth in Section 7701(a)(30) of the Code (provided that a non-United States person can be the ultimate owner of such transferee); provided, further, that no transfer shall violate the Securities Act or any applicable states securities Laws or result in the Company being required to file reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 or being required to register Equity Securities pursuant to Section 12(g) of the Exchange Act. In connection with any such permitted transfer, such transferee shall execute and deliver to the Company a Preferred Holder Joinder at the time of or prior to any transfer (unless such transferee is a Holder at such time). Any transfer in violation of this Section 1.3(a) shall be null and void.

(b) The Company shall keep at its principal office a register for the registration of the Preferred Stock and Common Stock. Upon the surrender of any certificate representing any Preferred Stock at the Company’s principal office, the Company shall, upon the request of the Holder of such certificate, promptly (but in any event within three (3) Business Days after such request) prepare, execute and deliver (at the Company’s expense) new certificates in exchange therefor representing Preferred Stock with an aggregate Stated Value represented by the surrendered certificate. Such certificate shall be registered in the name requested by the Holder of the surrendered certificate and shall represent the Stated Value of the Preferred Stock as is requested by the Holder of the surrendered certificate. Dividends shall accumulate on the aggregate Stated Value of the Preferred Stock represented by such new certificates from the date on which Dividends have been fully paid on the aggregate Stated Value of the Preferred Stock represented by the surrendered certificate. The issuance of such new certificates shall be made without charge to the Holders, and the Company shall pay for any cost incurred by the Company in connection with such issuance, including any documentary, stamp and similar issuance or transfer tax in respect of the preparation, execution and delivery of such new certificates pursuant to this Section 1.3. All transfers and exchanges of Preferred Stock and Common Stock shall be made promptly by direct registration on the books and records of the Company and the Company shall take all such other actions as may be required to reflect and facilitate all transfers and exchanges not prohibited by this Section 1.3.

(c) Upon receipt of evidence reasonably satisfactory to the Company (it being understood that an affidavit of the applicable Holder shall constitute such evidence) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

(d) Unless otherwise agreed to by the Company and the applicable Holder, each certificate representing Preferred Stock shall bear a restrictive legend in substantially the form attached hereto as Annex I and shall be subject to the restrictions set forth therein. In addition, such certificate may have notations, additional legends or endorsements required by law, exchange rules or agreements to which the Company and any Holder (in its capacity as a Holder) is subject, if any.

(e) At any time from and after the Issue Date, upon the request of any Holder, the Company shall reasonably cooperate with and assist such Holder in connection with any transfer of all or any portion of the Preferred Stock held by such Holder permitted by this Section 1.3, including, upon prior written notice, by (i) providing reasonable contact between its management and prospective purchasers, (ii) responding to reasonable inquiries of, and providing answers to, prospective purchasers at reasonable times during normal business hours, (iii) providing reasonable information and assistance in connection with such Holder’s marketing efforts and the prospective purchasers’ due diligence review (including by providing management presentations), (iv) hosting one or more meetings of prospective purchasers at the Company’s facilities or such other location selected by the Company and (v) providing all reasonable information and access required or advisable to comply with applicable securities laws; in each case, subject to: (A) the prospective purchasers entering into a customary confidentiality agreement reasonably acceptable to the Company; (B) ensuring that such cooperation shall not interfere with the normal business operations of Parent, the Company or its Subsidiaries; and (C) such cooperation shall not be required if resulting in the loss of attorney-client privilege, or trade secret protection held by Parent the Company or its Subsidiaries or the violation of any confidentiality obligation owing to third parties.

SECTION 1.4 Rescue Financing.

(a) Three (3) Business Days prior to the occurrence of a Material Event of Default, the Majority Holders shall have, by delivery of written notice of exercise to the Board of Directors of Parent and the Company, the right to provide the Company (if determined between the Board of Directors of Parent and the Majority Holders that such financing should be provided directly to the Company) with financing in an amount necessary to cure such Material Event of Default (the “Rescue Financing”) in exchange for the issuance of additional preferred shares (the “Rescue Financing Preferred Stock”) on the same terms as the Series A Preferred Stock, except as otherwise contemplated by the Rescue Financing Charter in substantially the form of Exhibit C attached hereto (the “Rescue Financing Charter”).

(b) As set forth in the Rescue Financing Charter, the Company shall have the right to redeem any Rescue Financing Preferred Stock in full at any time at a redemption price equal to the sum of (i) the Stated Value thereof plus accrued and unpaid Dividends thereon (plus, if such Rescue Financing Preferred Stock has been outstanding less than ninety (90) days, additional Dividends that would accrue for the balance of such ninety (90) day period) plus (ii) all of the reasonable out-of-pocket expenses incurred by the Majority Holders in connection with the Rescue Financing, including legal expenses; provided that (A) the Rescue Financing Preferred Stock is redeemed in full and (B) the underlying Material Event of Default has been and remains cured.

(c) The Company shall provide notice to the Majority Holders of the occurrence of any Default or Event of Default (each as is defined under the Senior Debt) concurrently with (or promptly following) delivery of any notice required to be provided to the administrative agent or trustee in accordance with the terms of the Senior Debt.

(d) The Getty Investor shall have, by delivery of written notice of exercise to the Board of Directors of the Company and the Majority Holders the right to participate pro rata according to the number of shares of Capital Stock of the Company indirectly held by the Getty Investor immediately prior to the exercise by the Majority Holders of the Rescue Financing, in the Rescue Financing, in accordance with the provisions of Section 1.4(a) of this Agreement, including for the avoidance of doubt the concurrent issuance of Rescue Financing Preferred Stock in exchange, and proportionate to, the Getty Investor’s participation in the Rescue Financing. To the extent that the Getty Investor exercises its rights pursuant to this Section 1.4(d) to participate in the Rescue Financing, the Getty Investor shall, as a condition to such participation and upon its receipt of the Rescue Financing Preferred Stock, execute and deliver a Preferred Holder Joinder.

(e) The Company and each Common Stockholder shall, and the Company shall cause its Subsidiaries and their respective boards of directors to, take all actions as may be required to give effect to the provisions of this Section 1.4, including filing the Rescue Financing Charter with the Secretary of State of the State of Delaware promptly following receipt of the notice contemplated by Section 1.4(a) from the Majority Holders and prior to the occurrence of such Material Event of Default.

(f) In furtherance of the foregoing, if the Company has not filed the Rescue Financing Charter prior to the day that is one (1) Business Day prior to the occurrence of such Material Event of Default, the Company irrevocably, unconditionally and automatically, without further action of any Party, grants authority to, and appoints, the Purchaser, or such other Person substituted therefor by written consent of the Majority Holders, and any designee thereof as its proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of any such authorized signatory or officer of the Company to file the Rescue Financing Charter on behalf of the Company promptly following the Majority Holders’ delivery of notice under Section 1.4(a) and in accordance with this Agreement. The Company acknowledges and agrees that the irrevocable proxy set forth in this Section 1.4(f) is coupled with an interest and is intended to be irrevocable and shall remain in effect until the earlier of (A) the filing of the Rescue Financing Charter and (B) twenty (20) years after the date on which it becomes operative.

SECTION 1.5 Covenants. In addition to any other rights provided by law, so long as any Preferred Stock remains outstanding, (i) the Company shall not, and the Common Stockholders shall not permit the Company to, without first obtaining the prior written consent of the Majority Holders take any of the actions set forth in Section 6.5 of the A&R Charter or the Rescue Financing Charter, as applicable, and (ii) the Parent and the Company shall not amend, modify or waive any provision of the Employee Stockholder Agreement without first obtaining the prior written consent of the Majority Holders. In addition, the Company shall, as a condition to issuing or permitting any Transfer (as defined in the Employee Stockholder Agreement) of Common Stock, have such Person execute and deliver a Common Stockholder Joinder.

SECTION 1.6 Information Rights.

Without the prior affirmative vote or written consent of the Majority Holders approving such action or omission, the Company shall, and shall cause each of its Subsidiaries to:

(a) So long as any Preferred Stock remains outstanding, furnish to the Holders:

(i) reports and information provided to holders of its debt securities or any lender of Senior Debt (including, for the avoidance of doubt, any reports or information delivered to the administrative agent, trustee or other similar agent acting on behalf of such holders or lenders) at substantially the same times and in the same manner (the Company may fulfill its obligations under this Section 1.6(a) by causing each Holder to have access to any website by which the Company provides information to holders of its debt securities or any lender of Senior Debt); and

(ii) promptly after an executive officer of the Company obtains actual knowledge thereof, written notice of the occurrence of any event that would reasonably be expected to cause a Material Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Company proposes to take with respect thereto.

(b) So long as any Preferred Stock remains outstanding, the Company will, and will cause each of its Subsidiaries to, upon prior written notice, permit officers and designated representatives of the Majority Holders to visit and inspect, during normal business hours and under reasonable circumstances, any of the properties or assets of the Company and any such Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection, and to examine the books and records of the Company and any such Subsidiary and discuss the affairs, finances and accounts of the Company and of any such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, as may be reasonably requested by such Holder; provided, however, that the Company and its Subsidiaries shall not be obligated pursuant to this Section 1.6 to provide access to any information that: (i) it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company); (ii) the disclosure of which would result in the loss of attorney-client privilege held by Parent, the Company or its Subsidiaries; or (iii) violate any confidentiality obligation owing to third parties.

SECTION 1.7 Confidentiality.

(a) None of the Common Stockholders or the Company shall (and its Subsidiaries, Affiliates, and Representatives shall not) disclose, directly or indirectly, this Agreement or any other Transaction Document, their respective terms or substance or the activities of the Holders pursuant hereto or thereto, or any other Confidential Information of another Party, directly or indirectly, to any other Person (including lenders, underwriters, placement agents, investors, limited partners, advisors or any similar Persons), except that this Section 1.7(a) shall not apply to (i) disclosures to the limited partners of the Parent as required under and in accordance with Section 6.4 of the Third A&R LPA or the Parent’s and the Company’s Affiliates and Representatives, who in each case are informed of the confidential nature of such information, on a confidential and need-to-know basis, (ii) disclosures consented to in writing by the Majority Holders, (iii) disclosures made pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation, compulsory legal process, or the rules and requirements of any securities exchange or to the extent requested or required by a Governmental Authority (in which case the Company, to the extent practicable permitted by law, rule or regulation, compulsory legal process, or the rules and requirements of any securities exchange, shall inform the affected Holder promptly thereof, and use reasonable best efforts to obtain confidential treatment or a protective order over such disclosure), (iv) disclosures in connection with the enforcement of the Company’s rights hereunder, so long as the Company uses reasonable best efforts to obtain confidential treatment in connection with any proceeding, (v) upon the request or demand of any Governmental Authority with jurisdiction over the Company, its Affiliates or any of their respective Representatives (in which case the Company, to the extent practicable and permitted by law, rule or regulation, shall inform the affected Holder promptly thereof and uses reasonable best efforts to obtain confidential treatment or a protective order over such disclosure), (vi) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Company, its Affiliates or their respective Representatives in violation of this Section 1.7(a), (vii) disclosures required pursuant to the Senior Debt (or any refinancing thereof) or (viii) disclosures in connection with the sale of the Company or any of its Subsidiaries or an Initial Public Offering (subject to any receiving party being subject to a customary confidentiality agreement). The Company shall be liable to the Holders for any disclosure in violation of this Section 1.7(a) by any of its Subsidiaries, Affiliates or Representatives.

(b) The Holders shall treat confidentially, and shall cause their Affiliates, Subsidiaries and their respective Representatives to treat confidentially all Confidential Information and this Agreement and any other Transaction Document, their respective terms and substance and the activities of the Parent, the Company, its Subsidiaries thereto provided to them prior to, on or following the date hereof, by or on behalf of the Company pursuant to this Agreement or any other Transaction Document, and shall not, and shall cause their Affiliates, Subsidiaries and their respective Representatives not to, publish, disclose or otherwise divulge, directly or indirectly, such information to any other Person (including investors, limited partners, advisors or any similar Persons), except that this Section 1.7(b) shall not prohibit disclosures (i) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the applicable Holder, to the extent practicable and permitted by applicable law, rule, regulation, compulsory legal process, or the rules and requirements of any securities exchange, shall: (A) inform the Company promptly thereof, except in any case of any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority and not specifically targeted at the Company, its Affiliates or their respective Representatives and (B) use reasonable best efforts to obtain confidential treatment or a protective order over such disclosure), (ii) upon the request or demand of any Governmental Authority with jurisdiction over any of the Holders or their respective Affiliates (in which case the applicable Holder, to the extent practicable and permitted by law, rule or regulation, shall: (A) inform the Company promptly thereof, except in any case of any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority and not specifically targeted at the Company, its Affiliates or their respective Representatives and (B) use reasonable best efforts to obtain confidential treatment or a protective order over such disclosure), (iii) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Holders or any of their respective Affiliates or Representatives in violation of this Section 1.7(b), (iv) to the extent that such information is received by any Holder from a third party prior to being provided by the Company that is not to such Holder’s knowledge subject to confidentiality obligations owing to the Company, (v) to the extent that such information was already in the possession of any Holder or any Affiliate of a Holder prior to being provided by the Company or is independently developed by any Holder or any of its Affiliates without reference to the information provided by the Company, its Affiliates or their respective Representatives, (vi) to each Holder’s Affiliates and each Holder’s and its Affiliates’ respective Representatives who need to know such information in connection with the Transactions or in connection with administering, evaluating or monitoring the investments of such Holder and are informed of the confidential nature of such information and who are subject to customary confidentiality obligations of professional practice or who agree (which agreement may be oral or pursuant to internal policies) to be bound by the terms of this paragraph (or language substantially similar to this paragraph) (with such Holder, to the extent within its control, responsible for such Person’s compliance with this paragraph), (vii) for the purposes of establishing a due diligence defense, (viii) in connection with the enforcement of any Holder’s rights hereunder or any other documents relating to the Preferred Stock or any action or proceeding relating to this Agreement, any other Transaction Document, the Preferred Stock or any other documents relating to the Preferred Stock or the enforcement of rights hereunder or thereunder, (ix) to the extent the Company has consented in writing to the proposed disclosure or (x) to any other Party that is subject to a binding confidentiality agreement with the Company. The applicable Holder or Common Stockholder shall be liable to the Company and its Subsidiaries for any disclosure in violation of this Section 1.7(b) by any of the applicable Holder’s or Common Stockholder’s Subsidiaries, Affiliates or Representatives.

(c) Except as otherwise permitted by this Agreement, none of the Company or the Holders shall issue any press release or other public statement relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby without the prior written consent of the other Parties identified in such press release or other public statement (such consent not to be unreasonably withheld, provided that any Party may withhold consent, in its sole and absolute discretion, with respect to the specific terms of this Agreement and any other Transaction Document), except that the Holders may disclose the existence of this Agreement and the other Transaction Documents and information about this Agreement and the other Transaction Documents to service providers to the Holders in connection with the administration and management of this Agreement, any other Transaction Document, the Preferred Stock to the extent reasonably required by the Holders in connection therewith, and, notwithstanding the exceptions in Section 1.7(a) and Section 1.7(b) of this Agreement, each Party shall consult with each other Party prior to making any filings with any third party or any Governmental Authority (including any national securities exchange) with respect thereto, in all cases except as required by applicable law or by request of any Governmental Authority with jurisdiction over the applicable Party, except that the Company shall provide the Holders reasonable advance notice and a copy of any Form 8-K or other filing made with the SEC or any national securities exchange by the Company or any of its Affiliates or Representatives that references any Holder, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby and shall consider in good faith any reasonable comments delivered in writing to the Company by the Holders. The press release announcing the execution and delivery of this Agreement and the other Transaction Documents, if any, shall be in a form previously approved by the Parties. For the avoidance of doubt, any Party may disclose any information previously disclosed in compliance with this Agreement.

(d) The Company grants each Holder the right to download copies of its and its controlled Affiliates’ corporate logos from their respective websites and use such logos in any presentations and other promotional and marketing materials for the sole purpose of disclosing its investment in the Company, including on any Holder’s webpage or similar place for dissemination of customary information on the Internet or world wide web about its investments.

(e) Notwithstanding anything to the contrary set forth herein, each Party (and each of their respective Representatives) may disclose to any Person, without limitation, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions and other tax analyses) that are provided to any such Party relating to such tax treatment and tax structure; provided that, notwithstanding the foregoing, any such information or materials shall remain subject to the confidentiality provisions of this Section 1.7 to the extent reasonably necessary to enable the Parties and their respective Affiliates and their respective Representatives, stockholders and other equity holders to comply with applicable securities laws. As used in this Section 1.7, “tax structure” shall mean any facts relevant to the federal income tax treatment of the Transactions, but does not include information relating to the identity of any of the Parties or their respective Affiliates or any of their respective Representatives.

ARTICLE II

MISCELLANEOUS

SECTION 2.1 Entire Agreement; Parties in Interest. This Agreement (including the annexes and exhibits hereto) and the other Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for the provisions of this Section 2.1 and Section 1.2(c), Section 1.4(c), Section 2.2 and Section 2.12 of this Agreement, which shall be enforceable by the beneficiaries contemplated thereby.

SECTION 2.2 No Recourse. Notwithstanding anything to the contrary in this Agreement, no Party shall assert any claim against any Person who is not party to this Agreement, including any Representatives, Affiliates or direct or indirect equityholders of any party hereto (or any Affiliate of any of the foregoing) (each a “Nonparty Affiliate” and, collectively, the “Nonparty Affiliates”) with respect to matters arising under or relating to this Agreement or the Transactions or hold or attempt to hold any Nonparty Affiliate liable for any actual or alleged inaccuracies, misstatements or omissions with respect to information furnished by a party or such Persons concerning such party or the Business, this Agreement or the Transactions, to the maximum extent permitted by Law; provided that the foregoing shall not apply to the Related Parties of the Company party to any other Transaction Document with respect to their representations, warranties, covenants and agreements thereunder. Each Related Party is an intended third party beneficiary of, and shall be entitled to enforce the covenants and agreements set forth in, this Section 2.2.

SECTION 2.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

SECTION 2.4 Jurisdiction. Except as otherwise expressly provided in this Agreement, each Party, by its execution hereof: (a) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in the State of Delaware and the Court of Chancery of the State of Delaware located in Wilmington, Delaware for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), in any way arising out of or relating to this Agreement, its negotiation or terms, or the transactions contemplated hereby; (b) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, that the venue is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware Law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 2.7. Notwithstanding the foregoing in this Section 2.4, a Party hereto may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

SECTION 2.5 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), IN ANY WAY ARISING OUT OF OR RELATED TO THIS AGREEMENT, ITS NEGOTIATION OR TERMS, OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS SECTION 2.5 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH OTHER PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 2.5 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

SECTION 2.6 Specific Performance; Remedies. The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist, and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to any party hereto, a party under this Agreement will be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required. Such remedies, and any and all other remedies provided for in this Agreement, will, however, be cumulative in nature and not exclusive and will be in addition to any other remedies whatsoever which any party may otherwise have. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

SECTION 2.7 Notice.

(a) Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by email or nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

If to the Company:

Griffey Global Holdings, Inc.

605 5th Avenue S Suite 400

Seattle, WA 98104

Attention: Yoko Miyashita

Email: Yoko.Miyashita@gettyimages.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065-1134

Attention: Kyle Krpata

Email: kyle.krpata@weil.com

If to the Purchaser:

Koch Icon Investments, LLC

4711 East 37th Street North

Wichita, Kansas 67220

Attention: Brett Watson and Michael Harris

Email: brett.watson@kochind.com and michael.harris@kochind.com with a copy (which shall not constitute notice) to:

Koch Companies Public Sector, LLC

4711 East 37th Street North

Wichita, Kansas 67220

Attention: Scott Flucke, Associate General Counsel – Corporate & Commercial

Email: scott.flucke@kochps.com

(b) Unless otherwise specified herein, such notices or other communications will be deemed given: (i) on the date delivered, if delivered personally; (ii) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; and (iii) on the date delivered, if delivered by email during business hours (or one Business Day after the date of delivery if delivered after 5:00 p.m. in the place of receipt). Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other Parties. The change of address shall be effective upon the other Parties’ receipt of the notice of the change of address.

SECTION 2.8 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by: (a) Parent; (b) the Company; and (c) the Majority Holders, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by the Company or any Holder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No waiver of any right or remedy hereunder shall be deemed to be a continuing waiver in the future or a waiver of any rights or remedies arising thereafter. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

SECTION 2.9 Counterparts. This Agreement may be executed (including by facsimile transmission, “.pdf,” or other electronic transmission) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when two or more counterparts have been signed by each of the Parties and delivered (including by facsimile transmission, “.pdf” or other electronic transmission) to the other Parties.

SECTION 2.10 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective permitted assigns and successors. None of the rights, privileges or obligations set forth in, arising under or created by this Agreement may be assigned or transferred by the Company without the prior written consent of the Company; provided that the Holders may assign this Agreement and the rights, privileges and obligations hereunder to any of their Affiliates or otherwise in connection with a transfer of the Preferred Stock in accordance with Section 1.3 of this Agreement.

SECTION 2.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by any Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 2.12 Certain Acknowledgments. The Company acknowledges on its behalf and on behalf of its Subsidiaries and its other Affiliates that:

(a) In the ordinary course of their business, the Holders and their Affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company or its Affiliates for their own account and may at any time hold long and short positions in such securities and financial instruments. The Holders or their Affiliates may also co-invest with, or make direct investments in, funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of the Company or its Affiliates or engage in commodities trading with any thereof. Although the Holders and their Affiliates in the course of such other activities and relationships may acquire information about the transactions contemplated by this Agreement or other Persons which may be the subject of the equity financing contemplated by the Purchase Agreement, the Holders and their Affiliates shall have no obligation to disclose such information, or the fact that Holders and their Affiliates are in possession of such information, to the Company or other companies which may be the subject of the transactions contemplated by this Agreement or other Persons which may be the subject of the equity financing contemplated by the Purchase Agreement, or any other Person, or to use such information on behalf of the Company or other companies which may be the subject of the such transactions or equity financing, or any other Person.

(b) The Holders and their respective Affiliates are involved in a broad range of transactions and may have economic interests that conflict with those of the Company or any of its Subsidiaries or Affiliates. Each Holder is and shall act under this Agreement as an independent contractor. Nothing in this Agreement or otherwise shall be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty of the Holders to any of the Company or any of its Subsidiaries or Affiliates or any equity holder thereof. The rights and obligations contemplated by this Agreement are the result of arm’s-length commercial negotiations between the Holders and their respective Affiliates, on the one hand, and the Company, on the other hand. In connection with such rights and obligations, each of the Holders and each of their respective Affiliates, as the case may be, are acting solely as principals and not as agents or fiduciaries of any of the Company or any of its Subsidiaries, Affiliates, members of management, equity holders or creditors or any other Person. The Holders and their respective applicable Affiliates, as the case may be, have not assumed an advisory or fiduciary responsibility or any other obligation in favor of the Company with respect to the transactions contemplated by this Agreement or the process leading thereto (irrespective of whether the Holders or any of their respective Affiliates has advised or is currently advising the Company on other matters) except the obligations expressly set forth herein. Each Party acknowledges and agrees that (i) it has consulted its own legal, tax, accounting and financial advisors to the extent it deemed appropriate, (ii) it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto and (iii) the Holders and their respective Affiliates have not provided any legal, accounting, regulatory or tax advice. The Company further agrees that it shall not claim that the Holders (in their capacities as such) or any of their respective applicable Affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company or its Affiliates, in connection with the transactions contemplated by this Agreement or the process leading thereto.

SECTION 2.13 Termination. This Agreement shall terminate and be of no further force and effect upon redemption of all the Preferred Stock in full in accordance with the A&R Charter or the Rescue Financing Charter, as applicable; provided that Section 1.7 and this ARTICLE II shall survive the termination of this Agreement. Notwithstanding the foregoing, the rights and restrictions set forth in Sections 1.1, 1.2(b), 1.4 and 1.5 of this Agreement shall terminate upon the consummation of an Initial Public Offering.

ARTICLE III

DEFINITIONS

SECTION 3.1 Defined Terms.

(a) Capitalized terms used but not otherwise defined herein have the meanings specified or incorporated by reference in the Amended and Restated Certificate of Incorporation of the Company (the “A&R Charter”).

(b) The following words and phrases have the meanings specified in this Section 3.1(b):

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. A Person will be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Board of Directors” means the board of directors or other governing body of Parent or the Company, as applicable.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are authorized or required to close in New York, New York.

“Capital Stock” means:

(i) in the case of a corporation, corporate stock;

(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Class E Units” means Class E Units of the Parent.

“Common Stockholder” means each holder of Common Stock or any Equity Interests of the Company (including Parent and any Person who executes a Common Stockholder Joinder), other than the Holders and any holder of a share of Rescue Financing Preferred Stock. For the avoidance of doubt, to the extent any Person holds both (i) Preferred Stock and (ii) Common Stock or any Equity Interests (other than Preferred Stock) of the Company, such Person shall be deemed to be a Common Stockholder with respect to such Person’s Common Stock or other Equity Interests (other than Preferred Stock) of the Company only.

“Competitor of the Company” means any Person with a business that competes with the business conducted by the Company or its Subsidiaries, which are listed on Annex II hereto.

“Confidential Information” means any trade secrets, confidential or proprietary knowledge, data or any other information of the disclosing Party, any of its Affiliates or any third party for which the disclosing Party or any of its Affiliates has an obligation regarding the protection of such information, that the disclosing party or any of its Affiliates may designate or otherwise treat as confidential, including without limitation all information related to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, databases, other original works of authorship, customer lists, business relationships, targeted potential customers or business relationships (including potential acquisition targets and divestitures), marketing, pricing, business plans, strategies, financial information, employee information or other subject matter pertaining to any business of the disclosing Party or any of its Affiliates, clients, vendors, business partners, suppliers, consultants or licensees or other third parties having a business or contractual with the disclosing Party or any of its Affiliates.

“Consulting Agreement” means that certain Consulting Services Agreement, dated as of October 18, 2012 (as amended by the First Amendment, dated September 13, 2018), between Parent and/or one or more of its subsidiaries, on the one hand, and one or more of the Getty Investors, The October 1993 Trust, a trust domiciled in the Isle of Jersey, the Options Settlement, a trust domiciled in the Isle of Jersey, and Mark H. Getty, on the other hand, as in effect on the Issue Date.

“Disqualified Institution” means (i) any Person (or director (or equivalent manager), officer or employee of any Person or any Affiliate thereof) that is engaged as a principal primarily in distressed debt or other “loan-to-own” investment strategies or (ii) a Competitor of the Company.

“Employee Stockholder Agreement” means that certain Amended and Restated Stockholders Agreement, dated as of February 19, 2019, by and among the Company and the other Persons a party thereto, as in effect on the Issue Date.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Fully Diluted Equity Interests” has the meaning set forth in the Third A&R LPA.

“Getty Investor” means Getty Investments L.L.C., a Delaware limited liability company.

“Governmental Authority” means any central bank, ministry, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (including the SEC), authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority therefor), stock market exchange (including the New York Stock Exchange) any entity owned or controlled by them or trade agency, in any jurisdiction.

“Holder” means each holder of Preferred Stock of the Company. For the avoidance of doubt, to the extent any Person holds both (i) Preferred Stock and (ii) Common Stock or any Equity Interests of the Company, such Person shall be deemed to be a Holder with respect to such Person’s Preferred Stock only.

“Issue Date” means February 19, 2019.

“Law” means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgements, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law, in each case, of a Governmental Authority, or any judicial or administrative interpretation thereof, and “Laws” shall be construed accordingly.

“Majority Holders” means (a) if any Series A Preferred Stock is outstanding, the Holders holding a majority of the Stated Value of the then-outstanding Series A Preferred Shares and (b) if no Series A Preferred Stock remains outstanding but shares of Rescue Financing Preferred Stock are outstanding, the Holders holding a majority of the Stated Value of the then-outstanding Rescue Financing Preferred Stock.

“Material Event of Default” means (i) an event of default in respect of the failure to make a cash payment in respect of principal, interest or yield when due in respect of any Senior Debt that is continuing as of the expiration of any applicable grace period (after giving effect to any written waiver or other written extension thereof, provided, that the Majority Holders have been provided with prompt written notice of each such waiver or extension) provided in any Senior Debt, or (ii) an event of default in respect of any other covenant set forth in the definitive agreements for any Senior Debt that is continuing as of the expiration of any applicable grace period (after giving effect to any written waiver or other written extension thereof, provided, that the Majority Holders have been provided with prompt written notice of each such waiver or extension) provided in any Senior Debt and giving the lenders or holders thereof the right to accelerate thereunder, in the case of (i) and (ii) that has not been cured or otherwise remedied or waived and with respect to which the requisite lenders or other holders (or agent for such lenders or holders) of such Senior Debt have not agreed in writing to forbear the exercise of remedies.

“Net Proceeds” of a Forced Transaction means the aggregate cash proceeds and the fair market value of any Cash Equivalents received by the Company or any of its Subsidiaries in respect of such transaction, net of the direct costs relating to such transaction, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under this Agreement.

“Person” means any individual, corporation, limited liability company, partnership (including limited partnership), joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means, to the extent issued and outstanding, (i) the Series A Preferred Stock and (ii) the Rescue Financing Preferred Stock.

“Purchase Agreement” means the Securities Purchase Agreement, dated as of February 19, 2019, by and among the Purchaser, Parent and the Company.

“Related Parties” means, with respect to any specified Person, such Person’s Controlled or Controlling Affiliates and the respective directors, trustees, officers, employees, agents and advisors of such Person and such Person’s Controlled or Controlling Affiliates.

“Representatives” means, with respect to any specified Person, such Person’s directors, partners, officers, employees and agents and the attorneys, accountants, experts and advisors of such Person and such Person’s Affiliates.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Debt” means, (i) that certain Credit Agreement, dated as of October 18, 2012 (as amended by that certain First Amendment to Credit Agreement, dated as of December 20, 2013, that certain Second Amendment to Credit Agreement, dated as of October 17, 2017, that certain Third Amendment to Credit Agreement, dated as of March 22, 2018), by and among the Borrowers, the several lenders from time to time party thereto, and JPM (as successor to Barclays Bank PLC), as administrative agent; and (ii) (A) that certain Indenture, dated as of October 18, 2012 (as supplemented by that certain First Supplemental Indenture, dated as of October 18, 2012, that certain Second Supplemental Indenture, dated as of October 18, 2012), by and among Griffey Intermediate, Inc. and Griffey Finance Sub, LLC as issuers and Wilmington Trust, National Association, as trustee and (B) that certain Indenture, dated as of December 10, 2015 (as supplemented by that certain First Supplemental Indenture, dated as of December 10, 2015), by and among the Borrowers as issuers, and Wilmington Trust, National Association, as trustee; in each case as may be further amended, restated, amended and restated, supplemented or otherwise modified on or prior to the date of this Agreement. For the avoidance of doubt, the Senior Debt shall include any refinancing of the indebtedness set forth in (i) and (ii).

“Stated Value” has the meaning set forth in the A&R Charter or the Rescue Financing Charter, as applicable.

“Subsidiary” of any Person means, on any date, any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more direct or indirect subsidiaries of such Person.

“Third A&R LPA” has the meaning set forth in the Purchase Agreement.

“Transaction Document” has the meaning set forth in the Purchase Agreement.

(c) The following words and phrases have the meanings specified in the sections indicated:

Term	Section
Agreement	Preamble
Board Committee	Section 1.2(a)(iv)
Class E Director	Section 1.2(b)
Common Stockholder Joinder	Preamble
Company	Preamble
Drag Consideration	Section 1.1(i)(iv)
Drag Notice	Section 1.1(i)(i)
Drag Transaction	Section 1.1(i)(i)
Drag Transfer Percentage	Section 1.1(i)(i)
Dragged Holders	Section 1.1(i)(i)
Failure Event	Section 1.1(h)
Forced Public Offering	Section 1.1(a)
Forced Refinancing	Section 1.1(a)
Forced Sale	Section 1.1(a)
Forced Transaction	Section 1.1(a)
Koch Holder	Section 1.3(a)
Nonparty Affiliate	Section 2.2
Other Forced Transaction	Section 1.1(c)
Parent	Preamble
Parent Directors	Section 1.2(a)(ii)
Parties	Preamble
Party	Preamble
Preferred Directors	Section 1.2(a)(ii)
Preferred Holder Joinder	Preamble
Purchaser	Preamble
Rescue Financing	Section 1.4(a)
Rescue Financing Charter	Section 1.4(a)
Rescue Financing Preferred Stock	Section 1.4(a)
Sale Demand	Section 1.1(a)
Sale Process	Section 1.1(a)
Selected Forced Transaction	Section 1.1(b)
Sub Board	Section 1.2(a)(iii)
Withdrawal Event	Section 1.1(a)

SECTION 3.2 Construction. The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement shall have independent significance. The headings are for convenience only and shall not be given effect in interpreting this Agreement. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to by or attached to this Agreement, unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include,” “includes” and “including” in this Agreement mean “include/includes/including without limitation.” All references to “$”, currency, monetary values and dollars set forth herein shall mean U.S. dollars. The use of the masculine, feminine or neuter gender or the singular or plural form of words shall not limit any provisions of this Agreement. References to a Person also include its permitted assigns and successors. Any reference to a statute refers to the statute, any amendments or successor legislation and all rules and regulations promulgated under or implementing the statute, as in effect at the relevant time. The word “will” shall be construed to have the same meaning as the word “shall”. With respect to the determination of any period of time, “from” shall mean “from and including”. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to the knowledge of the Company or any of its Affiliates or facts known by any such Person shall mean actual knowledge of any authorized officer of such Person. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Any reference herein to any law shall be construed as referring to such law as codified or reenacted in whole or in part, and as in effect from time to time. The Parties acknowledge and agree that (a) each Party and its counsel has reviewed, or has had the opportunity to review, the terms and provisions of this Agreement, (b) any rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be used to interpret this Agreement and (c) the provisions of this Agreement shall be construed fairly as to all Parties and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such previous drafts of this Agreement or any other Transaction Document or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any other Transaction Document.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

GRIFFEY GLOBAL HOLDINGS INC.

By:	/s/ Yoko Miyashita
Name:	Yoko Miyashita
Title:	Senior VP, General Counsel and Secretary

[Signature Page to Preferred Stockholders’ Agreement]

PARENT:

GRIFFEY INVESTORS, L.P.

By:	/s/ Yoko Miyashita
Name:	Yoko Miyashita
Title:	Senior VP, General Counsel and Secretary

[Signature Page to Preferred Stockholders’ Agreement]

PURCHASER:

KOCH ICON INVESTMENTS, LLC

By:	/s/ Michael Harris
Name:	Michael Harris
Title:	Vice President

[Signature Page to Preferred Stockholders’ Agreement]

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